Exhibit 3.2
HESKA CORPORATION

DIRECTOR COMPENSATION POLICY

Non-employee directors of Heska Corporation, a Delaware corporation (the "Company") shall receive the following compensation for their service as a member of the Board of Directors (the "Board") of the Company:

Cash Compensation

Annual Retainer for General Board Service

Effective January 1, 2013, each non-employee director shall be entitled to an annual cash retainer in the amount of $40,000 (the "Annual Retainer"). The Company shall pay the Annual Retainer on a quarterly basis in advance on the first day of the calendar quarter, subject to the non-employee director's continued service to the Company as a non-employee director on such date.

Annual Retainer for Specific Role Service

Commencing July 1, 2017, any non-employee director who serves in a specified role shall be entitled to an annual cash retainer in an amount specified in the table below (the "Service Retainer"). The Company shall pay each Service Retainer on a quarterly basis in advance on the first day of the calendar quarter, subject to the applicable non-employee director's continued service to the Company in the corresponding role on such date.

Role	Service Retainer
Chair of the Board	$20,000
Lead Director	$10,000
Audit Chair	$20,000
Compensation Chair	$12,000
Corporate Governance Chair	$7,500
Audit Member	$10,000
Compensation Member	$6,000
Corporate Governance Member	$3,000

Note: Non-employee directors are not to be paid a Chair and Member fee for service on the same committee.

Equity Compensation
Annual Award

Commencing with the 2017 Annual Meeting of Stockholders, each non-employee director elected to the Board and each other continuing non-employee director shall automatically receive an annual grant (the "Annual Grant") of stock valued at $60,000 (the "Equity Value") based on the fair market value of the Company’s common stock at the end of the day of grant which shall be the date of each Company Annual Meeting of Stockholders, subject to such grant covering a maximum of 5,000 shares (the "Share Cap"). Each Annual Grant shall vest (the "Vesting Time") in full on the latter of (i) the one year anniversary of the date of grant and (ii) the Company’s Annual Meeting of Stockholders for the year following the year of grant for the award (the "Vesting Meeting"), subject to (i) the non-employee director's continued service to the Company through the Vesting Time, unless the non-employee director’s current term expires at the Vesting Meeting in which case vesting is subject to the non-employee director’s service to the Vesting Meeting and (ii) the non-employee director not engaging in “competition”, as defined in a restricted stock agreement to be executed by the non-employee director, to the Vesting Time. An Annual Grant may vest early in certain circumstances related to the death or disability of a non-employee director.
Initial Award

Beginning on February 23, 2017, any new non-employee directors appointed or elected to our Board between Annual Meetings of Stockholders shall automatically receive a grant of stock (the "Initial Grant") valued at the Equity Value based on the fair market value of the Company’s common stock at the end of the day of grant, adjusted pro rata for the time until the next Annual Meeting of Stockholders, subject to the Share Cap adjusted pro rata for the time until the next Annual Meeting of Stockholders. The Initial Grant shall vest (the "Initial Time") in full on the latter of (i) the one year anniversary of the date of grant and (ii) the Company’s next Annual Meeting of Stockholders (the "Initial Meeting"), subject to (i) the non-employee director's continued service to the Company through the Initial Time, unless the non-employee director’s current term expires at the Initial Meeting in which case vesting is subject to the non-employee director’s service to the Initial Meeting and (ii) the non-employee director not engaging in “competition”, as defined in a restricted stock agreement to be executed by the non-employee director, to the Initial Time. An Initial Grant may vest early in certain circumstances related to the death or disability of a non-employee director.
Provisions Applicable to All Non-Employee Director Option Grants

All grants shall be subject to the terms and conditions of the Company's 1997 Stock Incentive Plan or 2003 Equity Incentive Plan, as applicable, and the terms of the Stock Option Agreement issued thereunder.

For purposes of this Director Compensation Policy, the "value" for Initial Grants and Annual Grants to non-employee directors shall be determined in accordance with the Company's option valuation policy in place at the time of grant for financial reporting purposes.

Expense Reimbursement

All non-employee directors shall be entitled to reimbursement from the Company for their reasonable travel (including airfare and ground transportation), lodging and meal expenses incident to meetings of the Board or committees thereof or in connection with other Board related business. The Company shall also reimburse directors for attendance at director continuing education programs that are relevant to their service on the Board and which attendance is pre-approved by the Chair of the Corporate Governance Committee and Chairman of the Board. The Company shall make reimbursement to a non-employee director within a reasonable amount of time following submission by the non-employee director of reasonable written substantiation for the expenses.

Amended and Restated May 1, 2017

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